UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐                     No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

PETRÓLEOS MEXICANOS ANNOUNCES MEASURES TO STRENGTHEN ITS FINANCIAL CONDITION:

•	GOVERNMENT CAPITAL INJECTION

•	NEW BOND OFFERING IN THE INTERNATIONAL CAPITAL MARKETS

•	LIABILITY MANAGEMENT TRANSACTION

December 6, 2021

MEXICO CITY, MEXICO – Petróleos Mexicanos (“PEMEX”) announced today a series of measures intended to improve its financial condition, including the commencement of an offering of U.S. dollar-denominated global notes (the “New Money Securities”), subject to market and other conditions, and its intention to conduct a liability management transaction targeting certain series of PEMEX outstanding securities. In addition, the Government of Mexico announced that it will make a capital injection (the “Capital Injection”) of up to U.S. $3.5 billion in PEMEX in connection with the liability management transaction discussed above. PEMEX intends to use the proceeds of the Capital Injection and the New Money Securities to fund the liability management transaction.

The New Money Securities will constitute unsecured obligations of PEMEX and will be jointly and severally guaranteed by Pemex Exploración y Producción, Pemex Transformación Industrial and Pemex Logística, and their respective successors and assignees.

As described above, concurrently with the pricing of the New Money Securities, PEMEX intends to commence a liability management transaction expected to include the following Pemex outstanding securities, in the following priority order:

1.	Offers to exchange (the “Offers to Exchange”) the following PEMEX outstanding securities for a combination of newly-issued securities and cash, as detailed below:

Existing Notes	Expected Amount of Exchange Consideration to be paid in Cash(1)
4.875% Notes due 2024	70%
4.250% Notes due 2025	60%
6.875% Notes due 2025	55%
4.500% Notes due 2026	50%
6.875% Notes due 2026	45%
6.490% Notes due 2027	40%
6.500% Notes due 2027	40%
9.500% Global Guaranteed Bonds due 2027	40%
9.500% Guaranteed Bonds due 2027	40%
5.350% Notes due 2028	10%
6.500% Notes due 2029	5%
6.840% Notes due 2030	5%

(1)	Expressed as a percentage of par, subject to market conditions and other considerations.

2.	Offers to purchase for cash (the “Offers to Purchase” and together with the Offers to Exchange, the “Offers”), the following PEMEX outstanding securities:

Existing Notes
5.625% Bonds due 2046
5.500% Bonds due 2044
6.350% Bonds due 2048
6.375% Bonds due 2045
6.750% Bonds due 2047
6.950% Bonds due 2060

Proceeds are expected be allocated initially to the Offers to Exchange and any remaining proceeds will be allocated to the Offers to Purchase. The priority order in the Offers is expected to follow the sequence set forth in the tables above.

The liability management transaction does not target outstanding PEMEX securities maturing in 2022 and 2023, given the commitment from the Government of Mexico to ensure budgetary allocations for additional capital injections to PEMEX to cover said maturities.

The newly-issued securities to be delivered as part of the consideration in the Offers to Exchange are expected to have identical terms (other than issue date), be consolidated, form a single series and be fully fungible with the New Money Securities

The Government of Mexico also announced a series of measures already in place and/or expected to be implemented over the coming months, with the goal of improving PEMEX’s financial position. These measures include:

1)

The reformulation of PEMEX’s current 2021-2025 Business Plan, which was approved on March 22, 2021 by PEMEX’s Board of Directors, to include detailed actions necessary to strengthen its financial position in the medium and long term, as well as to prepare PEMEX for the challenges the energy sector will face in the following years;

2)

The implementation of financial mechanisms and structures to allow for: (i) Public Sector co-investment in exploration and extraction projects to ensure the availability of a robust production platform; and (ii) improvements in PEMEX’s debt structure; and

3)	Recent changes in PEMEX’s corporate structure and management, aimed at achieving the necessary consensus within and outside of PEMEX.

The Government of Mexico’s support and capital injection described herein do not involve the Government of Mexico undertaking any obligations to creditors of PEMEX.

The New Money Securities are being offered to qualified institutional buyers in the United States in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons outside the United States in accordance with Regulation S under the Securities Act. The New Money Securities have not been registered under the Securities Act or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The New Money Securities will be issued with registration rights.

This announcement is for informational purposes only. This announcement is not an offer to exchange or purchase or a solicitation of an offer to exchange or sell any securities of PEMEX in any transaction. If commenced, the Offers will be on the terms and subject to the conditions set forth in an exchange and purchase offer statement. The Offers will not be made to holders of securities of PEMEX in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

The New Money Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, (a) a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the New Money Securities to be offered so as to enable an investor to decide to purchase or subscribe for the New Money Securities. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Money Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Money Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This communication and any other documents or materials relating to the transactions described herein have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this communication and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom save in circumstances where section 21(1) of the FSMA does not apply. This communication is only being made to those persons in the United Kingdom (i) falling within the definition of investment professionals (as defined in Article 19(5) Financial Promotion Order, (ii) falling within Article 43 of the Financial Promotion Order (non-real time communication by or on behalf of a body corporate to creditors of that body corporate), or (iii) to whom it may otherwise lawfully be communicated by virtue of an exemption to section 21(1) of the FSMA or otherwise in circumstances where it does not apply (all such persons together being referred to as “Relevant Persons”). This communication is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

The New Money Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive (EU), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering the New Money Securities or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering the New Money Securities or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. PEMEX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Emmanuel Quevedo Hernández
Emmanuel Quevedo Hernández
Managing Director of Treasury

Date: December 6, 2021

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19 pandemic;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.